Exhibit 99.1

PARAZERO TECHNOLOGIES LTD

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of ParaZero Technologies Ltd. (the “Company”) will be held on Tuesday, January 23, 2024, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel (the “Notice”).

Throughout this Notice and the enclosed Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve an increase of the Company’s Share Capital

To approve an increase of the Company’s Share Capital by NIS 3,500,000, from NIS 500,000 to NIS 4,000,000, divided into 200,000,000 Ordinary Shares par value NIS 0.02 each, and to amend the Company’s Second Amended and Restated Articles of Association accordingly.

2.	Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 26, 2023. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on December 26, 2023 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 30 Dov Hoz Street, Kiryat Ono, 5555626, Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than January 14, 2024. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

/s/ Amitay Weiss
Chairman of the Board of Directors

Dated: December 19, 2023.

PARAZERO TECHNOLOGIES LTD.

30 DOV HOZ STREET
KIRYAT ONO 5555626, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.02 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board”) of proxies for use at a Special General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of a Special General Meeting of Shareholders (the “Notice”). The Meeting will be held on Tuesday, January 23, 2024 at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

Throughout this Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve an increase of the Company’s Share Capital

To approve an increase of the Company’s Share Capital by NIS 3,500,000, from NIS 500,000 to NIS 4,000,000, divided into 200,000,000 Ordinary Shares par value NIS0.02 each, and to amend the Company’s Second Amended and Restated Articles of Association accordingly.

2.	Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 26, 2023. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on December 26, 2023 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxy cards will be mailed to shareholders on or about December 29, 2023, and proxies will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 30 Dov Hoz Street, Kiryat Ono, 5555626 Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than January 14, 2024. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND QUORUM

On December 18, 2023, we had 7,188,782 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least 25% of the voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any shareholder present in person or by proxy, shall constitute a quorum.

ITEM 1 — APPROVAL OF AN INCREASE OF SHARE CAPITAL AND AMEND COMPANY’S SECOND AMEDNDED AND RESTATED ARTICLES OF ASSOCIATION

The Board believes that increasing the Company’s registered share capital would afford the Company greater flexibility in raising additional funds, use its share capital as currency for potential transactions and incentivize its employees. Accordingly, the Board resolved in its December 6, 2023 meeting to put to the shareholders vote a proposal to increase the Company’s authorized share capital by NIS 3,500,000 (the “Increase of Share Capital”). Thus, after giving effect to the Increase of Share Capital, the authorized share capital of the Company will be NIS 4,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.02 each. If approved, the Increase of Share Capital will be reflected in an amendment to the Second Amended and Restated Articles of Association of the Company (the “Articles”).

The Board of Directors believes that the increase to the Company’s authorized share capital is appropriate and in the best interest of the Company’s shareholders.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Increase of Share Capital and the amendment of the Current Articles of the Company as set forth in the proposed Amended Articles attached hereto as Exhibit A.

Proposed Resolutions

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase of the Company’s share capital by NIS 3,500,000, from NIS 500,000 to NIS 4,000,000, divided into 200,000,000 Ordinary Shares, par value NIS 0.02 each and to amend Article 5(b) to the Company’s Second Amended and Restated Articles of Association as follows (changes are marked):

“The share capital of the Company shall be NIS 4,000,000~~500,000~~, divided into 200,000,000~~25,000,000~~ Ordinary Shares, par value NIS 0.02 each (the “Shares”).””

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

ITEM 2 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Shareholders may obtain information directly from the Company, whose registered office is at 30 Dov Hoz, Kiryat Ono, 5555626, Israel and whose telephone number is +972-3-688-5252. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 19, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 19, 2023, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 26, 2023. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the CEO. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Amitay Weiss
Chairman of the Board

Dated: December 19, 2023

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